August 19, 2011

VIA U.S. MAIL AND FACSIMILE

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

      Re:    Pacific Life Insurance Co. Separate Account A
              Initial Registration Statement on Form N-4
              <u>File Nos. 333-175279; 811-08946</u>

              Pacific Life & Annuity Co. Separate Account A
              Initial Registration Statement on Form N-4
              <u>File Nos. 333-175280; 811-09203</u>

Dear Mr. Cage:

The staff has reviewed the above-referenced registration statements, which the Commission received on July 1, 2011. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the Pacific Life Insurance Co. registration statement, provided to the staff.

**<u>General</u>**

1. Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statement.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

4. *Receipt of requests "in proper form"*:  In several places, the prospectus conditions obligations under the Contract on receipt of documents "in proper form."  (For example, *see* the Overview discussion of the Death Benefit at p. 5; "Purchasing Your Contract" at p. 15; "When Your Purchase Payment is Effective" at p. 19; "Transfers and Market-timing Restrictions" at p. 20; "Choosing Your Annuity Date" at p. 27; and the Death Benefits section at p. 30).  However, the prospectus does not explain what a Contract Owner must do to satisfy this requirement.  Please provide additional disclosure to clarify this important requirement where it appears in the prospectus.  Alternatively, please define this term in the Glossary.

5. *Receipt of requests "in a form satisfactory to us"*:  Similarly, the prospectus frequently conditions obligations under the Contract on receipt of documents "in a form satisfactory to us at our Service Center."  (*See*, for example, pp. 5, 6, 36, 40, 41, 45 51, and 63.)  If this requirement is identical to receipt of documents "in proper form," please revise the disclosure to use either one term or the other for consistency.  In addition, if all documents must be received at the Service Center, please revise the prospectus to reflect this requirement consistently.

6. *"Premium Based Charge"*:  Although this is a defined term, it is not uniformly capitalized in the prospectus and the Statement of Additional Information ("SAI").  (*See*, *e.g*., p. 70 of the prospectus and pp. 1-3 of the SAI.)  Please ensure that this term is capitalized wherever it appears in the prospectus and SAI.

## Cover Page

7. *SEC disclaimer*:  Please revise the SEC disclaimer to be more consistent with rule 481(b)(1).

## Overview

8. *Basics (p. 3)*:  The fifth paragraph of this section states that the Contract allows you to invest money on a tax-deferred basis, and the sixth paragraph further states that a Non-Qualified Contract is purchased with "after-tax dollars."  As a Qualified Contract can also be purchased with "after-tax dollars" (through Roth-style investment vehicles), please revise the disclosure accordingly.  Please make corresponding changes throughout the prospectus.

9. *CoreIncome Advantage Plus (Single)(p. 6)*:  Please confirm supplementally whether this Rider is still called "Guaranteed Withdrawal Benefit VII Rider" in Riders attached to this Contract.  Please do the same for the other optional living benefit riders offered under the Contract (*i.e*., CoreIncome Advantage Plus (Joint) and Automatic Income Builder (with respect to the name "Guaranteed Withdrawal Benefit III-B Rider")).

10. *Fees and Expenses/Contract Transaction Expenses (p. 8)*:

   a. In the Withdrawal Charge Schedule, please clarify what the withdrawal charge is a percentage of (*i.e*., amounts withdrawn).

   b. Please disclose in footnote 3 that the withdrawal charge is imposed for seven years following each Purchase Payment.

11. *Fees and Expenses/Contract Transaction Expenses (p. 9)*:  With respect to footnote 1 to this table, please specify the circumstances under which the withdrawal charge may be waived or reduced.  *See* Item 6(c) of Form N-4.  If the circumstances referred to in this footnote are the same as those described in the Charges, Fees and Deductions section, please so state and include a cross-reference to that section here.

12. *Fees and Expenses/Total Annual Fund Operating Expenses (pp.10-11):*

   a. The last paragraph on page 10 refers to a contractual fee waiver that is to remain in effect until at least April 30, 2012.  Please remove the second row of expenses from the fee table as the contractual waivers described in the footnote do not extend for one year from the effectiveness date of the registration statement.  *See* Instruction 3(e) to Item 3 of Form N-1A.  Alternatively, if it is not possible for the Registrant to confirm that the contractual waivers described in the footnote will remain effective for the required period, please remove the reference to the date and bold the last sentence in this footnote.

   b. With respect to the first sentence of the footnote to the Expense Example on page 11, please explain supplementally if the minimum and maximum expenses are different from what is shown in the range of total annual portfolio operating expenses shown on page 10.

## Your Investment Options

13. *Your Fixed Option (p. 15)*:  The prospectus states that you "may only allocate Purchase Payments," without specifying to what fixed option the allocations are to be made, and without noting what may *not* be allocated to such fixed option.  Please clarify in the disclosure the types of allocations that are permitted, and further clarify that the sentence refers to allocations to the DCA Plus Fixed Option.

## Purchasing Your Contract

14. *Making Additional Purchase Payments (p. 16)*:  The prospectus discloses that if a Contract is in a closed status, any residual Purchase Payments received that are less than a specified value would be donated to the Pacific Life Foundation.

   a. Please explain supplementally your legal basis and any precedent for this conversion of Contract Owner money.

    b. Please explain supplementally the circumstances under which you might deem it necessary to increase the $10 threshold.

    c. Please confirm supplementally that the state insurance regulators have approved the donation of Contract Owner money.

    d. Please describe supplementally the Pacific Life Foundation.

    e. Please describe supplementally how frequently this situation occurs.

## Charges, Fees and Deductions

15. *Withdrawal Charge (p. 22)*:  This comment relates to the paragraph immediately following the sixth bullet point, beginning "The waiver of withdrawal charges applies only to withdrawals made while the Owner or Annuitant is in a nursing home."  Please clarify that this paragraph applies only to the waiver of withdrawal charges for medical reasons.

16. *How the Withdrawal Charge is Determined (pp. 22-23)*:  Please disclose what the withdrawal charge is a percentage of.  In addition, if the withdrawal charge is assessed against loans, please state this explicitly.

17. *Premium Based Charge (p. 24)*:

    a. In the first sentence of the last paragraph of this section, the prospectus states that "Purchase Payments are not reduced by withdrawals taken from the Contract."  It is unclear what this statement is intended to mean.  For example, it may mean that Purchase Payments are not reduced by *prior* withdrawals taken from the Contract for purposes of determining the breakpoint.  Alternatively, it may mean that the Contract Owner may be required to keep paying Premium Based Charges on Purchase Payments that have been withdrawn.  Please revise this sentence to more clearly describe how Premium Based Charges are calculated.

    b. If the Premium Based Charge does not take into account withdrawals, please confirm supplementally that such a charge structure complies with rule 6c-8 under the Investment Company Act of 1940.

    c. Please disclose the purpose of the Premium Based Charge as required by Item 6(a) of Form N-4.

    d. As to amounts that are withdrawn, please clarify whether such withdrawals are taken on a First-in First-out basis.  Also, please clarify how earnings operate with respect to the Premium Based Charge.  Please provide an example showing how Premium Based Charges would be applied with respect to withdrawals and earnings and, if added to the Appendix, include a cross-reference to that example in this section.

    e.  In addition, please provide an example showing how Premium Based Charges would be applied with respect to partial annuitization of a Contract and, if added to the Appendix, include a cross-reference to that example in this section.

18. *Optional Rider Charges (p. 25)*:  After the last sentence in the last paragraph prior to the Annual Charge Percentage Table, please include a cross-reference for the defined terms used in this section (*e.g*., "Protected Payment Base," "Step-Up/Reset," "Automatic Reset," etc.), similar to the cross-references used in the Overview at pp. 6-7.

19. *Premium Taxes (pp. 25-26)*:  The last paragraph of this section states that you may charge the Separate Account or the Owner's Contract Value for premium taxes attributable to the Separate Account or the Contract.  Please explain how these charges would be applied.  For example, would charges to the Separate Account for such taxes be applied to each Owner's Contract Value proportionately, or by some other measure?

## Death Benefits

20. *Stepped-Up Death Benefit (pp. 32-33)*:  In the sections discussing the three optional living benefits riders, the prospectus states that each of these riders has no effect on the death benefit calculation under the Stepped-Up Death Benefit.  (*See* pp. 39, 44, and 49.)  Please include similar disclosure in this section.

## Withdrawals

21. *Right to Cancel (p. 36)(Pacific Life Insurance prospectus only)*:  In the first sentence of the first paragraph on this page, the prospectus states that "the amount returned may be different than as otherwise described above [with respect to returned Contract Value or Purchase Payments]."  Please explain supplementally what is contemplated by this disclosure.  For example, are there other amounts that may be returned to an investor?

## Other Optional Riders

22. Please consider further emphasizing the headings of each section describing the three optional living benefit riders (by using larger type, etc.) in order to more clearly separate the disclosure for each rider.

23. *Investment Allocation Requirements (pp. 36-37)*:  Please disclose that the purpose of the investment restrictions is to reduce the volatility in investment performance and that such reduced volatility may in turn reduce the returns on investments.  In addition, please disclose that the investment restrictions may reduce the likelihood that Pacific Life Insurance Company might have to make payments under the optional riders.

24. *Definitions (general comment) (pp. 38; 42-43; and 47)*:  Please include definitions for the terms "Automatic Reset," "Owner-Elected Reset," and "RMD Withdrawal" in the subsection entitled "Rider Terms," rather than later in the disclosure, as these terms are

used in the sections immediately following this subsection. In addition, please capitalize the term "RMD Withdrawal" on pages 39, 44, and 49 as it is a defined term.

25. *Termination (pp. 42;47; 52)*: At the end of the bullet points discussing automatic termination of each of the three specific optional living benefit riders, the prospectus states that "The Rider and the Contract will not terminate the day the Contract Value is zero and you begin taking pre-authorized withdrawals of the Protected Payment Amount." Since one of the bullet points above this sentence states that the Rider will terminate "the day the Contract Value is reduced to zero if the older Owner…is younger than age 59 ½", this statement is confusing. Please explain more clearly under what circumstances the Rider and the Contract will not terminate if the Contract Value is zero (*i.e.*, in the case of an Owner/Annuitant who is older than age 59 ½ where the withdrawal does not exceed the Protected Payment amount).

26. *Automatic Income Builder (p. 48)*: The prospectus states in the last sentence of the second to last paragraph on this page that if a withdrawal is taken, the withdrawal percentage cannot be increased, even with a Reset. Please clarify that you are referring to the 0.10% increase, and not the withdrawal percentage increase that comes with entering a new age band.

## The General Account

27. *DCA Plus Fixed Option (p. 70)*: In the third bullet point at the top of the page, the prospectus states that the DCA Plus Fixed Option Value is increased by any additions to the Option as a result of "any additional amounts [*i.e*., in addition to allocated Purchase Payments] allocated to the DCA Plus Fixed Option." Since transfers from Investment Options are not permitted to be allocated to the DCA Plus Fixed Option, please explain supplementally what types of "additional amounts" could be allocated to this Option.

## Appendix A

28. *Example #11 (p. 83)*: Please remove the column entitled "Annual Credit" from the chart in this Example, as this rider does not include an Annual Credit.

## Powers of Attorney

29. Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933. This means that each power of attorney must either (a) specifically list the 1933 Act registration number of the initial filing, or (b) specifically name the contract whose prospectus and/or SAI is being registered.

## Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products